Exhibit 1

Media Relations	Investor Relations
Jorge Perez	Lucy Rodriguez
+52 (81) 8888-4334	+1 (212) 317-6007
jorgeluis.perez@cemex.com	ir@cemex.com

CEMEX TO HOST A VIRTUAL EVENT TO DISCUSS ITS

CLIMATE ACTION STRATEGY ON DECEMBER 3, 2020

MONTERREY, MEXICO. NOVEMBER 27, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will host a Climate Action panel on Thursday, December 3. The discussion will focus on CEMEX’s progress to date on climate action and the roadmap to achieve its 2030 and 2050 goals. The discussion may contain material information for CEMEX’s stakeholders.

Panel participants:

•	Juan Romero – Executive Vice President of Sustainability, Commercial and Operations Development

•	Vicente Saiso – Head of Global Sustainability

•	Davide Zampini – Head of Global R&D

The event will be held virtually on Thursday, December 3, 2020, at 9:00 AM ET. The presentation will begin with a panel discussion to be followed by a Q&A session.

The live video webcast can be accessed on the day of the event at:

https://www.cemex.com/en/-/climate-action-panel-2020

Slides from the presentation will be made publicly available before the event. A replay of the video webcast will be available on our website shortly after the event.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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Even though CEMEX does not expect to have problems during the live video webcast presentation of this event on December 3, 2020, we may experience technical difficulties or disruptions that may arise due to matters beyond CEMEX’s control, including, without limitation, the use of certain methods for the live video webcast presentation that CEMEX may have not have used in the past, but that CEMEX may now use due to COVID-19 related health and safety protocols and guidelines. However, all materials related to CEMEX’s Climate Action Strategy discussed during the video webcast (the “Webcast”) are expected to be published on CEMEX’s website (www.cemex.com) and filed with the United States of America Securities and Exchange Commission and also in Mexico with the Mexican Stock Exchange (Bolsa Mexicana de Valores) and National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The Webcast to be presented on December 3, 2020 may contain forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These forward-looking statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in the Webcast. CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. The information contained in this press release is subject to change without notice.

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